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                         April 8, 2024

       Johan (Thijs) Spoor
       Chief Executive Officer
       Perspective Therapeutics, Inc.
       2401 Elliott Avenue, Suite 320
       Seattle, WA 98121

                                                        Re: Perspective
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 29,
2024
                                                            File No. 333-278362

       Dear Johan (Thijs) Spoor:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Conlon
Danberg at 202-551-4466 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Industrial Applications and

                         Services
       cc:                                              Stephen Nicolai, Esq.